19 September 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 750,000 Reed Elsevier PLC ordinary shares at a price of 602.4415p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 38,633,298 ordinary shares in treasury, and has 1,215,904,402 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 225,000 Reed Elsevier NV ordinary shares at a price of €10.4736 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 26,551,596 ordinary shares in treasury, and has 698,209,140 ordinary shares in issue (excluding treasury shares).